4
1
<SROS>NYSE
<REPORTING-OWNER>
  0001030736
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  ONEOK, Inc.
  0001039684
  <IRS-NUMBER>73-1520922
</SUBJECT-COMPANY>
<PERIOD>02/24/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Gibson, John W.
   100 W. Fifth Street


   Tulsa, OK  74103
2. Issuer Name and Ticker or Trading Symbol
   ONEOK, Inc. (OKE)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   2/24/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [X] Other (specify below)
   President - Energy
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.0.01                02/20/03    A        11,000 (1)    A               34,423         I  Restricted
Common Stock, par value $.0.01                                                                   1,234          I  by Thrift Plan
Common Stock, par value $.0.01                                                                   1,168          D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $17.0450                                                                                01/17/12
(right to buy)
Non-Qualified Stock Option     $22.3100                                                                                01/18/11
(right to buy)
Non-Qualified Stock Option                     02/20/03       A         11,000 (2)                                     02/20/13
(right to buy)
Performance Shares                             02/20/03       A         11,000 (3)                                     02/20/06
Non-Qualified Stock Option     $13.1600                                                                                05/15/10
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock, par value $.0.01 40,000                    40,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock, par value $.0.01 40,000                    40,000        D   Direct
(right to buy)
Non-Qualified Stock Option     02/20/03  Common Stock, par value $.0.01 11,000        $16.8800    11,000        D   Direct
(right to buy)
Performance Shares             02/20/03  Common Stock, par value $.0.01 11,000                    11,000        D   Direct
Non-Qualified Stock Option               Common Stock, par value $.0.01 8,000                     8,000         D   Direct
(right to buy)

Explanation of Responses:

(1)
Annual restricted stock award under the Issuer's Long-Term Incentive Plan.  The restricted stock award vests in full 36 months from the date of grant or the participant is vested as to the number of whole months that have elapsed during the restricted period at th
e date of the participant's retirement, disability or death.
(2)
Annual option grant under the Issuer's Long-Term Incentive Plan.  This option vests in three equal annual installments beginning 02/
20/04.
(3)
The award vests for a percentage (0% to 200%) of the performance shares awarded 36 months from the date of grant based upon the Comp any's total stockholder return compared to total stockholder return of a selected peer group.

SIGNATURE OF REPORTING PERSON
/S/ By: Eric Grimshaw, Attorney in Fact
    For: John W. Gibson
DATE 02/24/03